Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES CLOSING OF $160 MILLION CONVERTIBLE UNSECURED SENIOR SUBORDINATED DEBENTURES

JUST ENERGY ANNOUNCES EARLY REDEMPTION OF $225 MILLION OF ITS 6.0% CONVERTIBLE DEBENTURES DUE JUNE 2017

JUST ENERGY ANNOUNCES EARLY REDEMPTION OF THE REMAINING $55 MILLION OF ITS 9.75% SENIOR UNSECURED NOTES

TORONTO, ONTARIO – October 5, 2016 - Just Energy Group Inc. ("Just Energy" or the "Company"), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, announced today that it has closed its previously announced $160,000,000 public offering of convertible unsecured senior subordinated debentures (the "Debentures") at a price of $1,000 per Debenture, bearing interest at 6.75% per annum and maturing on December 31, 2021 (the "Maturity Date").  Each $1,000 principal amount of the Debentures is convertible at the option of the holder at any time prior to the close of business on the last business day immediately preceding the earlier of the Maturity Date and the date fixed for redemption, into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution adjustments.  The Debentures are listed on the Toronto Stock Exchange under the symbol JE.DB.C.

Just Energy also announced today that it will redeem a principal amount of $225,000,000 of its 6.0% Convertible Debentures scheduled to mature on June 30, 2017 (TSX: JE.DB) (the "Redemption Debentures") on November 7, 2016 (the "Redemption Date"). On the Redemption Date, Just Energy will pay in cash to the holders of Redemption Debentures a redemption price equal to $1,021.3699 for each $1,000 principal amount of Redemption Debentures, being equal to the aggregate of $1,000 and all accrued plus unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld.  Formal notice of redemption is being delivered to the holders of Redemption Debentures in accordance with the terms of the trust indenture governing such debentures.

In addition, Just Energy announced today that it will redeem the remaining principal amount of $55,000,000 of its 9.75% senior unsecured notes due June 2018 (the "Notes") at a redemption price of $59,121,045, which amount includes accrued interest and the early redemption premium, in accordance with the trust indenture governing the Notes. Completion of the redemption of the Notes is expected to occur on October 6, 2016.

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The Company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy, Just Energy Solar and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements pertaining to the redemption of the Redemption Debentures and of the Notes, as well as the timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com